Exhibit (e)(1)

Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2013 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on May 17, 2013.

INFORMATION REGARDING OUR BOARD OF DIRECTORS

NON-EMPLOYEE DIRECTOR COMPENSATION

Each of our directors other than Mr. Black (“Non-Employee Directors”) is entitled to compensation for board service as set by the Compensation Committee. As an officer of the Company, Mr. Black is not entitled to compensation for his services as a director. Management assists the Compensation Committee with the compensation setting process as needed.

Each Non-Employee Director receives an annual retainer of $40,000. Additional annual retainers are paid as follows: Chairman of the Board-$150,000; Lead Independent Director-$60,000; and the Chairmen of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee-$30,000. No fee is paid for the chairmanship of the Executive Committee. Each Non-Employee Director also receives attendance fees of $3,000 per Board meeting and $1,500 per committee meeting. One-half of the usual meeting attendance fee (i.e., $1,500 and $750, respectively) is paid to each Non-Employee Director for participation in each telephonic Board or committee meeting. All directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with attending meetings of the Board or of a Committee.

The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan (the “2010 Equity Incentive Plan” or “Original Equity Incentive Plan”) provides for certain automatic awards to Non-Employee Directors. Unless the Compensation Committee determines in its discretion to make a lesser award or no award, (a) on each June 1 (or the next business day thereafter if June 1 is not a business day), each person then serving as a Non-Employee Director shall receive an annual award of 2,250 restricted stock units and (b) any person who first becomes a Non-Employee Director after June 17, 2010, shall receive an inaugural award of 1,500 restricted stock units upon his or her election to the Board. All such restricted stock units will vest approximately (but not less than) twelve months following the date of grant.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

 The following discussion and analysis discusses the principles underlying the Company’s compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. This discussion focuses on the compensation of our named executive officers. This discussion and analysis provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and is intended to place in perspective the data presented in the tables and narratives that follow.

Process of Determining Executive Compensation

Our Compensation Committee determines the compensation of our named executive officers and may advise the Board, or take other action, on other matters of compensation. At the 2012 Annual Meeting of Stockholders, over 96% of the votes cast were in favor of the advisory proposal to approve our executive compensation (“Say on Pay”). The Compensation Committee reviewed the voting results and believes that this favorable outcome conveys our stockholders’ support of the Compensation Committee’s decisions and the existing executive compensation programs. Therefore, the Compensation Committee did not make any material changes to our executive compensation program or objectives in response to the vote.

Management provides the Compensation Committee with material for review concerning the compensation of the named executive officers, including a history of salary and other compensation paid to each named executive officer. Our Chief Executive Officer presents to the Compensation Committee an annual review of executive and management compensation and recommendations for base salary increases and equity and non-equity incentive compensation for our named executive officers. Our Chief Executive Officer was present during, but did not participate in, the deliberations of the Compensation Committee. The final determination of all compensation matters for our named executive officers is in the sole discretion of the Compensation Committee. Charles D. Frazer, our corporate Secretary, acts as Secretary to the Compensation Committee and is usually present during general, but not executive, sessions of the Compensation Committee. Mr. Frazer does not participate in the deliberations of the Compensation Committee. The Compensation Committee reviews the performance of each named executive officer against the established criteria for payment of incentive compensation for performance in the prior year and determines whether and in what amount incentive compensation should be paid. The Compensation Committee also considers compensation matters applicable to the current fiscal year and, when appropriate, authorizes employment agreements, agreement extensions, base salary increases and equity and non-equity incentive compensation targets.

Objectives of the Compensation Program

Our Compensation Committee applies a consistent philosophy to compensation for our named executive officers. This philosophy is based on the premise that the Company’s achievements are the result of the coordinated efforts of all of our employees working toward common objectives. We strive to achieve those objectives through teamwork that is focused on meeting the expectations of our customers and stockholders. The primary objectives of the compensation program are to:

•	align compensation with our corporate performance, strategies and business objectives;
•	enable the Company to attract, retain and reward senior managers who contribute to the long-term success of the Company; and
•	promote the achievement of key financial performance measures by linking compensation to the achievement of measurable corporate performance goals.

We believe that this compensation program allows us to successfully attract and retain talented individuals, enhance stockholder value and foster innovation.

To achieve these objectives, our Compensation Committee has established the following principles to guide the development of our compensation program and to provide a framework for all compensation decisions: (a) provide a total compensation package that will attract the best talent to the Company, motivate individuals to perform at their highest levels, reward outstanding performance and retain executives whose skills are critical for building long-term stockholder value and (b) establish performance-based incentives that are directly tied to the overall financial results of the Company.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	Base salary;
•	Non-equity performance-based incentive compensation (in the form of cash bonuses);
•	Equity performance-based incentive compensation (in the form of restricted stock units); and
•	Other employee benefits and non-cash perquisites.

In order to permit us to retain our named executive officers and to provide sufficient incentives for their highest possible level of performance, salaries and incentive compensation of such officers are reviewed at least annually and are usually adjusted after taking into account market conditions, individual responsibilities, experience, performance and other factors (including, where applicable, the terms of their employment agreements). Each named executive officer is employed by the Company pursuant to an employment agreement which sets forth, among other matters, the executive officer’s annualized cash base salary and non-equity incentive compensation opportunity (expressed as a percentage of base salary). Mr. Black’s agreement also sets forth his equity incentive compensation opportunity (expressed as a percentage of base salary).

These agreements with our named executive officers provide for certain potential payments upon termination for a variety of reasons, including, for Mr. Black only, following a change in control of the Company. We have provided more detailed information about these benefits, along with estimates of their values under certain circumstances, below under the title “Potential Payments on Termination or Change in Control.” We believe these benefits help us compete for the services of talented individuals in a manner which is responsible and in the best interests of our Company and stockholders.

Substantially all of the incentive compensation paid or granted to our named executive officers is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Our compensation-setting process consists of establishing for each named executive officer a targeted overall compensation level intended to permit us to retain that officer and provide sufficient incentive for his highest possible level of performance. The targeted compensation level is then allocated between base salary; non-equity incentive compensation (in the form of cash bonuses); and equity incentive compensation (in the form of restricted stock units). Unless otherwise provided in the employment agreement for a particular named executive officer, neither the targeted compensation nor the allocation thereof is fixed by formula. Rather, they are determined based on many factors including performance, internal pay equity, external market factors, reasonable employee expectations and pay history.

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Base Salary

We pay a base salary to attract talented executives and provide them with a secure base of cash compensation. The Compensation Committee typically reviews compensation for the named executive officers at a time proximate to the filing of our Annual Report on Form 10-K for the prior fiscal year. Annual increases are not assured. In Fiscal 2012, the Compensation Committee did not approve base salary increases for our named executive officers. Generally, in deciding whether, and to what extent, to make an adjustment to the respective base salaries of the named executive officers (other than the Chief Executive Officer), an important factor considered by the Compensation Committee is the Chief Executive Officer’s evaluation of the individual performance of each Executive Vice President. Generally, the Chief Executive Officer makes his recommendation based upon his evaluation of each other named executive officer’s individual contribution to the performance of the Company and such other factors as he may deem relevant.

Pursuant to his employment agreement, in the event the Company grants base salary increases generally for other employees of the Company, Mr. Black is entitled to a base salary increase of not less than the annual percentage increase in the consumer price index. The Compensation Committee approved for Mr. Black a 2% base salary increase to $807,100, contingent upon the Company authorizing base salary increases generally for other employees in Fiscal 2013. Such increases, if any, are not scheduled to be effective earlier than August 4, 2013. The Compensation Committee has not approved base salary increases for our Executive Vice Presidents for Fiscal 2013. In the event general base salary increases are granted to other employees of the Company at some later date this year, the Compensation Committee may re-consider its decision with respect to base salary increases for the Executive Vice Presidents. The following table sets forth the current annualized base salary for each of the named executive officers:

Named Executive Officer	Current Fiscal 2013 Annualized Base Salary ($)

R. Neal Black	791,275
Robert B. Hensley	494,900
Gary M. Merry	465,000
James W. Thorne	440,000
David E. Ullman	469,650

Non-Equity Incentive Compensation

If approved by the Compensation Committee, non-equity incentive compensation to the named executive officers is generally paid under the Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan (the “Cash Incentive Plan”). The Cash Incentive Plan is intended to permit award payments that may qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, thereby preserving the Company’s ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section. For each of Fiscal 2012 and Fiscal 2013, the Compensation Committee established under the Cash Incentive Plan cash incentive programs designed to reward Company-wide performance through tying the payment of non-equity incentive compensation primarily to, among other things, the earning by the Company of certain net income goals. Such cash incentive programs are referred to herein respectively as the “2012 Cash Incentive Program” and the “2013 Cash Incentive Program” and collectively as the “Cash Incentive Programs.” For purposes of the Cash Incentive Programs, “net income” is the reported net income of the Company for the applicable fiscal year and is therefore determined after deduction for all incentive plan and other compensation expenses. If Awards had been authorized under the 2012 Cash Incentive Program (which they were not), they would have been paid in cash. Any Awards which may be authorized under the 2013 Cash Incentive Program are expected to be paid in cash.

The key performance goal under each of the Cash Incentive Programs is the Company earning net income within or above a specified range (the “Eligibility Range”) for the applicable fiscal year. One Eligibility Range is established for our Chief Executive Officer and one Eligibility Range is established for our Executive Vice Presidents. Within each Eligibility Range is a series of discrete net income levels. If the Company’s net income is below the Eligibility Range for a particular Cash Incentive Program, an award payment cannot be authorized under that program. If the Company’s net income is within the Eligibility Range, the percentage of the award target which each named executive officer is eligible to earn increases at each new net income level. Awards are not prorated between income levels. If the Company’s net income is at or above the highest level of net income within the Eligibility Range, each named executive officer is eligible to earn his maximum award target. As net income is a key factor in determining a company’s overall financial success, the Compensation Committee believes that using Eligibility Ranges based on net income is an appropriate basis for establishing incentive compensation goals.

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The Company earning net income within or above the applicable Eligibility Range is the only performance goal under each of the Cash Incentive Programs for Mr. Black, our Chief Executive Officer. With respect to Messrs. Hensley, Merry, Thorne and Ullman, our Executive Vice Presidents (who are the only other named executive officers), the following goals (the “Personal Goals”) may also be considered and utilized by the Compensation Committee in its exercise of negative discretion to reduce the amount of an award that would otherwise have been payable at any particular level of net income achieved by the Company: (a) the participant receiving an overall job performance rating of “Effective” or better (the equivalent of 3 out of 5); (b) the participant complying with the Company’s Code of Conduct, Associate Handbook and other rules, regulations and policies and not engaging in any dishonest acts or other acts that are or may be detrimental to customers, fellow associates or the Company; and (c) the participant achieving specific goals for departmental or individual performance. The Personal Goals, together with the Company earning net income within or above the Eligibility Range, are collectively referred to as the “Performance Goals.”

The Compensation Committee has historically set the Cash Incentive Plan Eligibility Ranges for a current year so that the Company must earn at least 10% more in the current year than it earned in the immediately prior year in order for the named executive officers to be eligible to earn their maximum cash awards. If the Compensation Committee had applied that general rule in Fiscal 2013, the named executive officers could have earned their maximum cash awards for Fiscal 2013 without the Company exceeding our Fiscal 2011 net income level. The Compensation Committee did not believe that such a result would be equitable and therefore determined that it would be in the best interests of our Company and stockholders to require a greater-than-ten percent increase in net income for Fiscal 2013 in order for the named executive officers to be eligible to earn their maximum cash awards. The maximum net income in each of the Eligibility Ranges for the 2013 Cash Incentive Program represents at least a 25% increase over the Company’s 2012 net income. For the 2013 Cash Incentive Program, the Compensation Committee established for Mr. Black an Eligibility Range of $91.0 million to $100.2 million of net income and for the Executive Vice Presidents an Eligibility Range of $91.5 million to $101.1 million of net income. If the Company earns net income below the low end of the Eligibility Range, the applicable participant will not receive an award payment under the 2013 Cash Incentive Program. At $91.0 million of net income, Mr. Black will be eligible to receive up to 60% of his base salary; at $91.5 million of net income Messrs. Hensley, Merry, Thorne and Ullman will each be eligible to receive up to 10% of their respective base salaries. At or above $100.2 million of net income (a 25.7% increase over our Fiscal 2012 net income), Mr. Black will be eligible to receive up to approximately 151.6% of his base salary; at or above $101.1 million of net income (a 26.9% increase over our Fiscal 2012 net income), Messrs. Hensley, Merry, Thorne and Ullman will each be eligible to receive up to 65% of their respective base salaries. Between the low and high ends of the Eligibility Ranges, the percentage of base salary which each participant will be eligible to receive will increase at each new net income level.

For the 2012 Cash Incentive Program, the Compensation Committee established for Mr. Black an Eligibility Range of $97.5 million to $107.3 million of net income and for the Executive Vice Presidents an Eligibility Range of $100.9 million to $108.7 million of net income. If the Company had earned net income below the low end of the Eligibility Range, the applicable participant would not have received an award payment under the 2012 Cash Incentive Program. At $97.5 million of net income, Mr. Black would have been eligible to receive up to 60% of his base salary; at $100.9 million of net income Messrs. Hensley, Merry, Thorne and Ullman would each have been eligible to receive up to 10% of their respective base salaries. At or above $107.3 million of net income, Mr. Black would have been eligible to receive up to approximately 151.6% of his base salary; at or above $108.7 million of net income, Messrs. Hensley, Merry, Thorne and Ullman would each have been eligible to receive up to 65% of their respective base salaries. Between the low and high ends of the Eligibility Ranges, the percentage of base salary which each participant would have been eligible to receive would have increased at each new net income level.

The Company’s Fiscal 2012 net income was below the lowest levels of net income in the Eligibility Ranges for the 2012 Cash Incentive Program. Therefore, no award payments could be, or were, authorized for or paid to any of the named executive officers under such program.

Equity Incentive Compensation

If approved by the Compensation Committee, equity incentive compensation may be granted to the named executive officers under the 2010 Equity Incentive Plan. The principal purposes of the 2010 Equity Incentive Plan are to promote the interests of the Company and our stockholders by providing our employees, directors and consultants with appropriate incentives and rewards to encourage them to enter into and continue in the employ or service of the Company or its subsidiaries, to acquire a proprietary interest in the long-term success of the Company and to reward the performance of individuals in fulfilling their personal responsibilities for long-range and annual achievements. The 2010 Equity Incentive Plan is intended to permit the grant of “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, thereby preserving the Company’s ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section.

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For each of Fiscal 2012 and Fiscal 2013, the Compensation Committee established under the 2010 Equity Incentive Plan restricted stock unit programs designed to reward Company-wide performance through tying the earning of equity incentive compensation primarily to, among other things, the earning by the Company of certain net income goals. Such equity incentive programs are referred to herein respectively as the “2012 Equity Incentive Program” and the “2013 Equity Incentive Program” and collectively as the “Equity Incentive Programs.” For purposes of the Equity Incentive Programs, “net income” is the reported net income of the Company for the applicable fiscal year and is therefore determined after deduction for all incentive plan and other compensation expenses. If Awards had been authorized under the 2012 Equity Incentive Program (which they were not), they would have been paid in performance restricted stock units (“Performance RSUs”). Any Awards which may be authorized under the 2013 Equity Incentive Program are expected to be paid in Performance RSUs.

The performance goals under each of the Equity Incentive Programs are qualitatively the same as the Performance Goals under the Cash Incentive Programs, i.e., such goals are based upon the Company earning net income within or above an Eligibility Range for the applicable fiscal year and, with respect to the Executive Vice Presidents, the Personal Goals as set forth above under “Non-Equity Incentive Compensation.” However, the levels of net income within the Eligibility Ranges for the Equity Incentive Programs are higher than those established under the Cash Incentive Programs. As net income is a key factor in determining a company’s overall financial success, the Compensation Committee believes that using an Eligibility Range based on net income is an appropriate basis for establishing incentive compensation goals.

If the Company’s net income is below the Eligibility Range for a particular Equity Incentive Program, no Performance RSUs can be earned under that program. If the Company’s net income is within the Eligibility Range, the number of Performance RSUs which the named executive officers are eligible to earn increases at each new net income level. Awards are not prorated between income levels. If the Company’s net income is at or above the highest level of net income within the Eligibility Range, each named executive officer is eligible to earn his maximum award target.

The Company earning net income within or above the applicable Eligibility Range is the only performance goal under each of the Equity Incentive Programs for Mr. Black. With respect to Messrs. Hensley, Merry, Thorne and Ullman, the same Personal Goals applicable to the Cash Incentive Programs are also applicable to the Equity Incentive Programs.

The Compensation Committee has historically set the 2010 Equity Incentive Plan Eligibility Ranges for a current year so that the Company must earn at least 10% more in the current year than it earned in the immediately prior year in order for the named executive officers to be eligible to earn their maximum equity awards. If the Compensation Committee had applied that general rule in Fiscal 2013, the named executive officers could have earned their maximum cash awards for Fiscal 2013 without the Company exceeding our Fiscal 2011 net income level. The Compensation Committee did not believe that such a result would be equitable and therefore determined that it would be in the best interests of our Company and stockholders to require a greater-than-ten percent increase in net income for Fiscal 2013 in order for the named executive officers to be eligible to earn their maximum cash awards. The maximum net income in each of the Eligibility Ranges for the 2013 Equity Incentive Program represents at least a 25% increase over the Company’s 2012 net income. For the 2013 Equity Incentive Program, the Compensation Committee established for Mr. Black an Eligibility Range of $92.8 million to $100.2 million of net income and for the Executive Vice Presidents an Eligibility Range of $99.8 million to $102.0 million of net income. If the Company earns net income below the low end of the Eligibility Range, the applicable participant will not receive an award payment under the 2013 Equity Incentive Program. At $92.8 million of net income, Mr. Black will be eligible to earn a number of Performance RSUs having a value of up to $182,248; at $99.8 million of net income Messrs. Hensley, Merry, Thorne and Ullman will each be eligible to earn a number of Performance RSUs having a value of up to $50,000. At or above $100.2 million of net income (a 25.7% increase over our Fiscal 2012 net income), Mr. Black will be eligible to earn a number of Performance RSUs having a value of up to $2,004,732; at or above $102.0 million of net income (a 28.0% increase over our Fiscal 2012 net income), Messrs. Hensley, Merry, Thorne and Ullman will each be eligible to earn a number of Performance RSUs having a value of up to $150,000. Between the low and high ends of the Eligibility Ranges, the number of Performance RSUs which each participant will be eligible to earn will increase at each new net income level. The number of Performance RSUs granted was determined based on $39.18 per unit, the equivalent of the closing price of a share of common stock on April 2, 2013, the date of grant under the 2013 Equity Incentive Program.

For the 2012 Equity Incentive Program, the Compensation Committee established for Mr. Black an Eligibility Range of $99.5 million to $107.3 million of net income and for the Executive Vice Presidents an Eligibility Range of $107.7 million to $109.7 million of net income. If the Company had earned net income below the low end of the Eligibility Range, the applicable participant could not have earned Performance RSUs under 2012 Equity Incentive Program. If net income had been $99.5 million, Mr. Black would have been eligible to earn a number of Performance RSUs having a value of up to $178,675; if net income had been $107.7 million, each of the Executive Vice Presidents would have been eligible to earn a number of Performance RSUs having a value of up to $50,000. If net income had been at or above $107.3 million of net income, Mr. Black would have been eligible to earn a number of Performance RSUs having a value of up to $1,965,425; if net income had been at or above $109.7 million, each of the Executive Vice Presidents would have been eligible to earn a number of Performance RSUs having a value of up to $150,000. Between the low and high ends of the Eligibility Ranges, the number of Performance RSUs which each participant would have been eligible to earn would have increased at each new net income level. The number of Performance RSUs granted was determined based on $54.48 per unit, the equivalent of the closing price of a share of common stock on March 27, 2012, the date of grant under the 2012 Equity Incentive Program.

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The Company’s Fiscal 2012 net income was below the lowest levels of net income in the Eligibility Ranges for the 2012 Equity Incentive Program. Therefore, no awards could be, or were, earned by any of the named executive officers under such program.

One of the proposals to be considered at the Annual Meeting is the amendment and restatement of the 2010 Equity Incentive Plan. For details regarding such proposal, see “Proposal Number Four-Approval of the Amendment and Restatement of the Jos. A. Bank 2010 Equity Incentive Plan.”

Negative Discretion

For each of the Incentive Programs (i.e., the 2012 Cash Incentive Program, the 2012 Equity Incentive Program, the 2013 Cash Incentive Program and the 2013 Equity Incentive Program), the Compensation Committee was or is entitled to exercise negative discretion to reduce the amount of a cash award that otherwise would have been payable to, or to reduce the number of Performance RSUs that would otherwise have been earned by, a named executive officer at any particular level of net income achieved by the Company, even if the Company’s net income is within or above the applicable Eligibility Range or level.

In deciding whether, and to what extent, to pay a cash award to, or to certify the earning of Performance RSUs by, an Executive Vice President, an important factor which may also be considered by the Compensation Committee in exercising its negative discretion is Mr. Black’s evaluation of the individual performance of each Executive Vice President. Mr. Black shall make a recommendation to the Compensation Committee for a cash and/or equity award to each Executive Vice President at or below the applicable bonus potential based upon his evaluation of the Executive Vice President’s satisfaction of the applicable Performance Goals, the Executive Vice President’s contribution to the performance of the Company and such other factors as Mr. Black may deem relevant.

The final determination of the amount of a cash award that will be paid to, or the number of Performance RSUs that will be earned by, each named executive officer is made by the Compensation Committee; however, the Compensation Committee may not increase the cash award payable to, or the number of Performance RSUs which will be earned by, a named executive officer above the amount or number that is otherwise applicable at any particular level of net income achieved by the Company. The Incentive Programs do not confer any right or entitlement to the receipt of any cash or equity award.

Other Employee Benefits and Non-Cash Compensation

In addition to the compensation described above, certain perquisites and benefits are provided to our named executive officers in cash, in-kind or through direct payment to third party providers. The Company believes these perquisites and benefits help us to be competitive in attracting and retaining senior management and are commensurate with the experience and skill of our named executive officers. In Fiscal 2012, the total value of these perquisites and benefits for the named executive officers ranged from approximately 6.7% to approximately 8.5% of base salary of the applicable named executive officer.

Certain perquisites are provided in accordance with the respective employment agreements of the named executive officers. Messrs. Black, Hensley, Merry and Thorne each receive a car allowance. Mr. Ullman receives the use of a Company-leased car.

Certain benefits are made available by the Company under broad-based programs offered to most of our employees, including the named executive officers. Such benefits include insurance for medical, prescription drugs, dental, vision, longterm disability, life and accidental death and dismemberment and a legal services plan. For each of the named executive officers, the Company pays for these insurance benefits, as well as insurance for up to $2,500 of medical expense reimbursement. The Company also sponsors a 401(k) plan. The Company has generally elected, from year to year, to make a discretionary contribution to employees’ 401(k) accounts. In the event the Company elects to make a discretionary contribution, the named executive officers would be eligible to participate on the same basis as all other eligible employees; provided, however, that the contribution for certain executives may be limited by IRS rules.

In March 2010, the Board adopted the 2010 Deferred Compensation Plan, which is a nonqualified, unfunded plan designed to provide a select group of the Company’s senior management (which includes each of the named executive officers), highly compensated employees and non-employee directors with the opportunity to accumulate capital by deferring compensation on a pre-tax basis. The 2010 Deferred Compensation Plan strengthens the ability of the Company to attract, reward and retain eligible employees and non-employee directors by providing them with a means to defer receipt of cash and shares of common stock associated with future grants of restricted stock units, performance share awards and certain other cash- and stock-based awards.

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Employees who participate in the 2010 Deferred Compensation Plan may defer either all or none of any restricted stock unit awards and any performance share awards and up to 15% of base salary and up to 25% of cash bonuses and incentive awards. Non-employee directors who participate in the 2010 Deferred Compensation Plan may defer all or none of any restricted stock unit awards and any other incentive compensation and all or none of their annual retainer fees, committee chairman fees, lead director fees and meeting fees.

All cash and awards that are to be deferred under the 2010 Deferred Compensation Plan will be deemed invested in Company common stock equivalent units. In the case of stock-based awards that are deferred, the number of common stock equivalent units credited to a participant’s account will be based on the number of shares underlying those awards. In the case of cash deferrals, the number of common stock equivalent units credited to a participant’s account will be based on the Company’s share price on the date of the deemed investment. If stock-based awards are subject to a vesting condition, the investment in stock unit equivalents will be deemed to occur on the date that the award vests.

In general (and subject to certain exceptions set forth in the 2010 Deferred Compensation Plan), elections to defer compensation must be made in the tax year prior to the year in which the compensation would otherwise be earned. At the time that an employee makes each deferral election, he or she may choose between a distribution upon separation from service (subject to a 6-month delay applicable to certain officers) or payment at a scheduled future date of 5 years or 10 years following the end of the year in which that election becomes irrevocable. Regardless of election, distributions to employees will be made upon the first to occur of (a) separation from service (subject to a 6-month delay applicable to certain officers); (b) occurrence of the 5 or 10 year scheduled distribution date, as applicable; (c) a change in control of the Company; or (d) the employee’s death. Distributions to Non-Employee Directors will be made upon the first to occur of (x) separation from service; (y) change in control of the Company; or (z) death. Distributions under the 2010 Deferred Compensation Plan will generally be paid in shares of Company common stock, with fractional shares paid in cash. However, the Company’s Compensation Committee has the discretion to make a determination that distributions be paid in cash or a combination of cash and shares. In the event of an unforeseeable emergency, a participant will be permitted, subject to plan rules, to elect a hardship distribution from his or her account prior to the otherwise applicable payment date.

The Company also maintains a nonqualified deferred compensation plan (the “Fidelity Deferred Compensation Plan”) that is administered by Fidelity Management Trust Company (“Fidelity”). Under the Fidelity Deferred Compensation Plan, certain executives, including the named executive officers, are entitled to defer up to 15% of their base salary and up to 25% of their annual non-equity incentive compensation. Effective salary deferral elections must be made by eligible executives prior to the end of the calendar year with respect to salary amounts to be earned in the following year and effective non-equity incentive compensation deferral elections must be made no later than six months prior to the end of the applicable performance period. Participants in the Fidelity Deferred Compensation Plan are entitled to direct the investment of the deferred amounts by selecting one or more permissible investment alternatives offered under the plan. Under the Fidelity Deferred Compensation Plan, participants are entitled to change their investment selection by contacting Fidelity. The Company does not restrict the frequency of changes in the investment selection. Fidelity maintains an excessive trading policy which generally prohibits exchanges in and then out of a fund option within 30 days (a “roundtrip”). Under Fidelity’s excessive trading policy, participants are limited to one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four roundtrip transactions across all funds over a rolling 12-month period. The value of the participant’s investment is based directly on the performance of the underlying mutual funds selected by the participants.

Under the Fidelity Deferred Compensation Plan, a participant is entitled to elect to receive distributions, either in a lump sum or in a series of substantially equal payments, either at separation of service or at the earlier of separation of service or reaching a pre-selected age. Regardless of any such election made by the participant, a lump sum distribution will automatically be made upon the earlier to occur of (a) separation of service prior to age 62; (b) the participant’s death; or (c) a change in control of the Company.

We do not contribute to the Fidelity Deferred Compensation Plan or guarantee or supplement deemed investment returns on the participants’ accounts. The Fidelity Deferred Compensation Plan essentially operates as an uninsured, tax-advantaged personal brokerage account of the participant. Participation in this plan does not affect the participant’s base salary or annual incentive compensation. Amounts deferred under the Fidelity Deferred Compensation Plan are held in trust for payment of benefits under the plan, subject to the claims of the Company’s general creditors.

The 2010 Deferred Compensation Plan and the Fidelity Deferred Compensation Plan provide an opportunity for the participants to save for future financial needs at little cost to the Company. Providing these nonqualified deferred compensation plans contributes to the Company’s attractiveness as an employer by providing the Company with a method of rewarding and retaining these individuals.

For a more detailed discussion of the amounts earned in Fiscal 2012 under the Fidelity Deferred Compensation Plan by our named executive officers, see the Nonqualified Deferred Compensation table and accompanying narrative below.

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TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the tax deductibility of nonperformance-based compensation that is paid to a “covered employee”. Compensation that qualifies as “performance-based compensation” is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the Company. In making compensation design and award decisions, the Company takes Section 162(m) into account in determining the total compensation cost which may be incurred by the Company. If, consistent with our business needs and without violating contractual obligations, we are able to structure compensation arrangements to eliminate the negative effects of Section 162 (m), we will do so. If, however, the Company’s business needs dictate hiring or making compensation decisions which may result in the Company incurring non-deductible compensation expense, the Company will take such actions as may be necessary to meet those needs. For example, a much sought-after candidate for employment may be able to command in the marketplace compensation arrangements which do not meet the exceptions to the deductibility limitations under Section 162 (m). In Fiscal 2012 and Fiscal 2011, substantially all compensation paid by the Company was deductible without limitation under Section 162(m). We were limited under Section 162(m) in prior years and may be limited in future years. To mitigate the impact of Section 162(m), the Company adopted the Cash Incentive Plan and the 2010 Equity Incentive Plan.

In Fiscal 2006, the Company adopted the Statement of Financial Accounting Standards No. 123R, now codified as FASB ASC Topic 718 — Stock Compensation (“FASB ASC 718”), which generally requires a public entity to measure the cost of employee services received for an award of equity instruments based on the grant-date fair value of the award. The adoption of FASB ASC 718 had no material effect on our financial statements, because, at the time of the adoption, all options issued under our previous equity incentive plans were fully vested. FASB ASC 718 will govern the expense to the Company associated with any equity that may be issued under the 2010 Equity Incentive Plan. Generally, such equity will be expensed over the associated vesting period established pursuant to an equity award.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION TABLES

The following tables, narrative and footnotes discuss the compensation of our named executive officers for Fiscal 2012, Fiscal 2011 and Fiscal 2010. We follow the National Retail Federation’s “4-5-4” retail calendar, whereby for each fiscal quarter, the first month contains four weeks, the second month contains five weeks and the third month contains four weeks (each week containing the seven days from Sunday through Saturday). Dividing the retail calendar into 52 weeks of seven days each, or 364 days, leaves an extra day each year to be accounted for in a future fiscal period. As a result every five to six years a week is added to the fiscal calendar. Fiscal 2012 was a 53 week year. Fiscal 2011 and Fiscal 2010 were both 52 week years.

Summary Compensation Table

The following table sets forth information concerning compensation earned by our named executive officers for Fiscal 2012, Fiscal 2011 and Fiscal 2010.

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
R. Neal Black,	2012	806,492	—	1,965,420	—	—	75,631	53,686	2,901,229
President and Chief	2011	783,138	—	1,965,414	—	1,199,675	—	52,288	4,000,515
Executive Officer	2010	762,500	—	1,924,950	—	1,175,000	74,613	50,606	3,987,669
David E. Ullman,	2012	478,682	—	149,983	—	—	36,679	40,858	706,202
Executive Vice	2011	467,325	—	149,960	—	305,273	—	41,330	963,888
President-Chief Financial Officer	2010	457,500	—	149,943	—	302,250	29,581	34,916	974,190
Robert B. Hensley,	2012	504,417	—	149,983	—	—	29,765	40,596	724,761
Executive Vice President for	2011	492,450	—	149,960	—	321,685	—	38,756	1,002,851
Human Resources, Real Estate and Loss Prevention	2010	482,500	—	149,943	—	318,500	32,667	37,002	1,020,612
Gary M. Merry,	2012	473,942	—	149,983	—	—	—	33,121	657,046
Executive Vice President for	2011	432,500	—	149,960	—	302,250	—	30,944	915,654
Store and Catalog Operations	2010	377,500	—	149,943	—	260,000	—	29,239	816,682
James W. Thorne,	2012	448,462	—	149,983	—	—	—	33,763	632,208
Executive Vice President for	2011	407,500	—	149,960	—	286,000	—	32,504	875,964
Merchandising and Chief Merchandising Officer	2010	362,500	—	149,943	—	243,750	—	30,380	786,573

8

Notes to Summary Compensation Table

Stock Awards

In Fiscal 2012, the Company issued to each named executive officer a Performance Restricted Stock Unit Award Agreement. Mr. Black had the opportunity to earn a maximum of 36,076 Performance RSUs having a grant date fair value of $1,965,420 and each of the Executive Vice Presidents had the opportunity to earn a maximum of 2,753 Performance RSUs having a grant date fair value of $149,983. As the Company’s Fiscal 2012 net income was below the lowest levels of net income in the Eligibility Ranges for the 2012 Equity Incentive Program, no awards could be, or were, earned by any of the named executive officers under such program.

In Fiscal 2011, the Company issued to each named executive officer a Performance Restricted Stock Unit Award Agreement under the 2011 Basic Equity Incentive Program. Mr. Black had the maximum opportunity to earn (and subsequently did earn) 40,341 Performance RSUs at a grant date fair value of $1,965,414 and each of the Executive Vice Presidents had the maximum opportunity to earn (and subsequently did earn) 3,078 Performance RSUs at a grant date fair value of $149,960. Also in Fiscal 2011, the Company issued to each named executive officer a Performance Restricted Stock Unit Award Agreement under the 2011 Supplemental Equity Incentive Program. Mr. Black had the maximum opportunity to earn 5,131 Performance RSUs at a grant date fair value of $249,982 and each of the Executive Vice Presidents had the maximum opportunity to earn 2,052 Performance RSUs at a grant date fair value of $99,973. None of such Performance RSUs under the supplemental program were earned by any of the named executive officers.

In Fiscal 2010, the Company issued to each named executive officer a Performance Restricted Stock Unit Award Agreement. Mr. Black had the maximum opportunity to earn (and subsequently did earn) 48,463 Performance RSUs at a grant date fair value of $1,924,950 and each of the Executive Vice Presidents had the maximum opportunity to earn (and subsequently did earn) 3,775 Performance RSUs at a grant date fair value of $149,943.

Amounts reported in column (e) represent the grant date fair value of restricted stock units issued to the named executive officers, based on the closing price of the Company’s common stock on the date of grant.

Non-Equity Incentive Plan Compensation

The amounts reported in column (g) reflect amounts earned by, and subsequently paid to, each named executive officer for the applicable fiscal year under the Company’s Cash Incentive Program for that year. No non-equity incentive compensation was paid to the named executive officers in Fiscal 2013 for performance in Fiscal 2012. The non-equity incentive compensation paid to the named executive officers in Fiscal 2012 for performance in Fiscal 2011 and in Fiscal 2011 for performance in Fiscal 2010 each represented the maximum potential awards that could have been earned under the Cash Incentive Programs for those performance years.

Changes in Pension Value and Nonqualified Deferred Compensation Earnings

The Company does not maintain a pension plan for which the named executive officers are eligible. The amounts set forth in column (h) represent the above-market earnings, if any, by the named executive officers on their respective accounts in the Fidelity Deferred Compensation Plan. Under SEC regulations, the “market rate” of interest is deemed to be 120% of the applicable federal long-term rate. The above-market earnings credited to the participants in the Fidelity Deferred Compensation Plan were calculated as the difference between the return earned on such participants’ accounts during the applicable fiscal year and the interest that would have been earned at a rate equal to 120% of the applicable federal long-term rate.

All Other Compensation

The tables below set forth the components of the amounts reported as All Other Compensation in column (i). These components are: (a) either an allowance for a car or the use of a Company-leased car; (b) the incremental cost to the Company of a legal services plan and of insurance for health, prescription drugs, medical expense reimbursement, dental, vision, long-term disability, life, and accidental death and dismemberment; and (c) amounts contributed by the Company for the named executive officer under the Company’s 401(k) plan. Except with respect to Mr. Ullman, the amounts shown in column (a) below are cash allowances and reflect the actual dollar amounts paid in the applicable fiscal year. With respect to Mr. Ullman, the amount shown in column (a) reflects the value of Mr. Ullman’s personal use of a Company-leased car during the applicable fiscal year determined in accordance with applicable IRS regulations.

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Named Executive Officer	Fiscal 2012 All Other Compensation ($)
	(a)	(b)	(c)	Total
R. Neal Black	19,570	29,216	4,900	53,686
David E. Ullman	15,736	20,222	4,900	40,858
Robert B. Hensley	9,785	25,911	4,900	40,596
Gary M. Merry	9,785	18,436	4,900	33,121
James W. Thorne	9,785	19,078	4,900	33,763

Named Executive Officer	Fiscal 2011 All Other Compensation ($)
	(a)	(b)	(c)	Total
R. Neal Black	19,200	27,698	5,390	52,288
David E. Ullman	15,941	19,999	5,390	41,330
Robert B. Hensley	9,600	23,766	5,390	38,756
Gary M. Merry	9,600	15,954	5,390	30,944
James W. Thorne	9,600	17,514	5,390	32,504

Named Executive Officer	Fiscal 2010 All Other Compensation ($)
	(a)	(b)	(c)	Total
R. Neal Black	19,200	26,261	5,145	50,606
David E. Ullman	9,946	19,825	5,145	34,916
Robert B. Hensley	9,600	22,257	5,145	37,002
Gary M. Merry	9,600	14,494	5,145	29,239
James W. Thorne	9,600	15,635	5,145	30,380

10

FISCAL 2012 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of non-equity and equity awards to our named executive officers in Fiscal 2012 under the 2012 Cash Incentive Program and 2012 Equity Incentive Program.

	Grant Date (b)	Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#) (i)	All Other Option Awards: Number of Securities Underlying Options(4) (#) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Name (a)		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
R. Neal Black	3/27/2012	474,765	—	1,199,675	3,279	—	36,076	—	—	—	1,965,420
David E. Ullman	3/27/2012	46,965	—	305,273	917	—	2,753	—	—	—	149,983
Robert B. Hensley	3/27/2012	49,490	—	321,685	917	—	2,753	—	—	—	149,983
Gary M. Merry	3/27/2012	46,500	—	302,250	917	—	2,753	—	—	—	149,983
James W. Thorne	3/27/2012	44,000	—	286,000	917	—	2,753	—	—	—	149,983

(1)	This column presents information about potential awards under the Company’s 2012 Cash Incentive Program. No actual payments were made. For a more detailed description of the 2012 Cash Incentive Program, see the “Non-Equity Incentive Compensation” section of the Compensation Discussion and Analysis above. The 2012 Cash Incentive Program does not specify a “target” amount; therefore the respective amounts in the “target” column are representative amounts based on the Company’s actual Fiscal 2012 performance. As the Company’s Fiscal 2012 net income was below the lowest levels of net income in the Eligibility Ranges for the 2012 Cash Incentive Program, no awards could be, or were, earned by any of the named executive officers under such program. The “threshold” amount represents the amount payable at the lowest net income level at which any award was payable and the “maximum” is the amount payable at the highest net income level.
(2)	This column presents information about potential awards under the Company’s 2012 Equity Incentive Program. No awards were actually earned. For a more detailed description of the 2012 Equity Incentive Program, see the “Equity Incentive Compensation” section of the Compensation Discussion and Analysis above. The 2012 Equity Incentive Program does not specify a “target” amount; therefore the respective amounts in the “target” column are representative amounts based on the Company’s actual Fiscal 2012 performance. As the Company’s Fiscal 2012 net income was below the lowest levels of net income in the Eligibility Ranges for the 2012 Equity Incentive Program, no awards could be, or were, earned by any of the named executive officers under such program. The “threshold” amount is the number of Performance RSUs issuable at the lowest net income level at which any Performance RSUs could be earned and the “maximum” is the number of Performance RSUs issuable at the highest net income level.
(3)	The Company did not grant any stock awards not otherwise disclosed in Fiscal 2012.
(4)	The Company did not grant any option awards in Fiscal 2012.

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NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements

We had employment agreements with all of our named executive officers during Fiscal 2012. The material terms of each employment agreement are discussed below. Each named executive officer is entitled to certain payments following the termination of his employment with the Company. Set forth in the section below entitled “Potential Payments on Termination or Change in Control” is information regarding potential payments on termination or change in control which may be due to each named executive officer under certain circumstances.

R. Neal Black

Mr. Black is employed by the Company pursuant to an amended and restated employment agreement that expires on January 31, 2015. The employment agreement provides for an annual base salary, annual increases of not less than the percentage increase in the Consumer Price Index (in the event the Company grants base salary increases generally for other employees of the Company) and incentive compensation. Mr. Black’s current annualized base salary is $791,275 and may increase to $807,100, contingent upon the Company authorizing base salary increases generally for other employees. Such increases, if any, are not scheduled to be effective earlier than August 4, 2013. The employment agreement provides for an annual incentive opportunity of up to 400% of base salary based upon the achievement of annual performance goals. If such incentive compensation is earned, not less than 150% of base salary is payable in cash and the balance, if any, may be paid in equity. The earned equity incentive compensation, if any, equal to the first 100% of base salary will vest on the later to occur of (a) the first anniversary of the equity grant date or (b) the date on which the Compensation Committee determines the degree to which the performance goals have been met. One-half of any additional earned equity bonus will vest on each of the second and third anniversaries of the grant date. The employment agreement also provides for benefits, perquisites, severance and an agreement not to compete with the Company, each of which is described in this Proxy Statement. Mr. Black was elected to the Board in December 2008 concurrently with his appointment as our Chief Executive Officer. Mr. Black’s employment agreement provides that he will serve without additional compensation as a director of the Company and, if he should so desire, any of its subsidiaries. Mr. Black has agreed to resign any and all such directorships concurrently with the expiration or other termination of his employment under the employment agreement.

David E. Ullman, Robert B. Hensley, Gary M. Merry and James W. Thorne

Each of the Executive Vice Presidents is employed pursuant to an employment agreement that expires on January 31, 2015. Each of these employment agreements provides for an annual base salary and an annual non-equity incentive opportunity of up to 65% of base salary based upon the achievement of annual performance goals. Base salary increases and potential equity incentive compensation are in the discretion of the Compensation Committee. Although the base salary levels of the Executive Vice Presidents have historically been adjusted each year, no adjustments were made for Fiscal 2013 or Fiscal 2012. Each of these employment agreements also provides for benefits, perquisites, severance and the executive officer’s agreement not to compete with the Company, each of which is described in this Proxy Statement.

The Compensation Discussion and Analysis section above includes a detailed description of our non-equity incentive compensation program and our equity incentive program.

Awards under our Non-Equity Incentive Compensation Program and our Equity Incentive Program

The Compensation Discussion and Analysis section above includes a detailed description of our non-equity incentive compensation program and our equity incentive program, as well as awards granted thereunder in 2012. Any dividends or other distributions paid to holders of record of the Company’s stock will accrue on the Performance RSUs awarded to the named executive officers. These dividends or other distributions will accrue in an amount equal to the product of (i) the amount of such dividend or distribution paid with respect to one share of the Company’s stock and (ii) the number of Performance RSUs granted, divided by the fair market value of one share of stock on the applicable dividend or distribution payment date for the dividend or other distribution. All accrued amounts will be credited to the named executive officers in the form of additional restricted stock units on such date. These so-called “dividend equivalents” will not be paid to the named executive officers until settlement of their Performance RSUs in stock of the Company.

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OUTSTANDING EQUITY AWARDS AT FISCAL 2012 YEAR-END

The following table reflects option awards and stock awards outstanding as of February 2, 2013.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that have not Vested(1) (#) (g)	Market Value of Shares or Units of Stock that have not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested(2) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($) (j)
R. Neal Black	—	—	—	—	—	38,574	1,578,834	3,279	134,209
David E. Ullman	—	—	—	—	—	6,853	280,493	917	37,533
Robert B. Hensley	—	—	—	—	—	6,853	280,493	917	37,533
Gary M. Merry	—	—	—	—	—	6,853	280,493	917	37,533
James W. Thorne	—	—	—	—	—	6,853	280,493	917	37,533

(1)	Column (g) represents the number of Performance RSUs granted to the named executive officers under the 2010 Equity Incentive Program and the 2011 Equity Incentive Program. Based on the satisfaction of the relevant performance goals, these Performance RSUs have been earned. They have not, however, vested because the relevant time-based vesting periods have not yet lapsed. Subject to the terms of their respective Performance RSU Award Agreements, the Performance RSUs are scheduled to vest as follows:

2010 Grants
	6/17/2013	Total
R. Neal Black	14,475	14,475
David E. Ullman	3,775	3,775
Robert B. Hensley	3,775	3,775
Gary M. Merry	3,775	3,775
James W. Thorne	3,775	3,775

2011 Grants
	3/29/2013	3/29/2014	Total
R. Neal Black	12,050	12,049	24,099
David E. Ullman	—	3,078	3,078
Robert B. Hensley	—	3,078	3,078
Gary M. Merry	—	3,078	3,078
James W. Thorne	—	3,078	3,078

(2)	Column (i) represents the number of Performance RSUs issuable at the lowest net income level at which any Performance RSUs could be earned by the named executive officers under the 2012 Equity Incentive Program. As the Company’s Fiscal 2012 net income was below the lowest level of net income for the 2012 Equity Incentive Program, no awards were earned by any of the named executive officers under such program.

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FISCAL 2012 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding option awards exercised by the named executive officers and stock awards that vested during Fiscal 2012.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
R. Neal Black	45,558	1,738,279	30,718	1,416,099
David E. Ullman	—	—	—	—
Robert B. Hensley	27,349	945,600	—	—
Gary M. Merry	—	—	—	—
James W. Thorne	17,577	641,050	—	—

Notes to Fiscal 2012 Option Exercises and Stock Vested Table

Value Realized on Exercise of Option Awards

At the time of exercise of his options, Mr. Black did not sell any of the acquired common stock. The dollar amount realized upon exercise has been determined as the difference between the market price of the shares at exercise (based on the closing price on the date of exercise) and the exercise price of the options.

At the time of exercise of his options, Mr. Hensley did not sell any of the acquired common stock. The dollar amount realized upon exercise has been determined as the difference between the market price of the shares at exercise (based on the closing price on the date of exercise) and the exercise price of the options.

Of the 17,577 shares of common stock acquired by Mr. Thorne upon exercise of his options, Mr. Thorne sold 12,944 shares and held 4,633 shares. As to the 12,944 shares which were sold, the dollar amount realized upon exercise has been determined as the difference between the market price of the shares sold (based on the actual sale prices per share obtained by Mr. Thorne) and the exercise price of the options. As to the 4,633 shares that Mr. Thorne held, the dollar amount realized upon exercise has been determined as the difference between the market price of the shares at exercise (based on the closing price on the date of exercise) and the exercise price of the options.

Value Realized on Vesting of Stock Awards

The value realized on the vesting of Mr. Black’s stock award has been determined as the market price of the shares at vesting (based on the closing price on the date of vesting) multiplied by the number of shares acquired on vesting.

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PENSION BENEFITS

The Pension Benefits table is omitted as the Company does not offer pension benefits to the named executive officers.

FISCAL 2012 NONQUALIFIED DEFERRED COMPENSATION

The following table shows the nonqualified deferred compensation benefits for each named executive officer during Fiscal 2012 under the Fidelity Deferred Compensation Plan.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings/(Losses) in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
R. Neal Black	—	—	97,232	—	825,515
David E. Ullman	61,055	—	49,325	—	486,045
Robert B. Hensley	32,169	—	43,378	—	507,795
Gary M. Merry	—	—	—	—	—
James W. Thorne	—	—	—	—	—

The amount reported in column (b) above for Mr. Ullman is included in the amount reported for Mr. Ullman in the Summary Compensation Table as “Non-Equity Incentive Plan Compensation” (column (g)) for Fiscal 2011. The amount reported in column (b) above for Mr. Hensley is included in the amount reported for Mr. Hensley in the Summary Compensation Table as “Non-Equity Incentive Plan Compensation” (column (g)) for Fiscal 2011. Such non-equity incentive compensation was earned by Messrs. Ullman and Hensley for performance in Fiscal 2011 and is therefore reported in the Summary Compensation Table as Fiscal 2011 compensation. However, such compensation was payable to, and was therefore deferred by, Messrs. Ullman and Hensley in Fiscal 2012.

The amounts reported in column (d) above represent the aggregate earnings (which include interest, dividends, dividend equivalents and realized and unrealized gains and losses) on each named executive officer’s investment in the applicable named executive officer’s selected funds. Pursuant to SEC regulations, all earnings on nonqualified deferred compensation in excess of 120% of the applicable federal long-term rate are deemed “above market” earnings and are reported in column (h) of the Summary Compensation Table.

Included in the amounts reported in column (f) above are amounts reported for Mr. Ullman and Mr. Hensley in the Summary Compensation Table as “Salary” (column (c)), “Bonus” (column (d)) and/or “Non-Equity Incentive Plan Compensation” (column (g)). For Mr. Ullman the deferred amounts were $112,644 for Fiscal 2010, $60,450 for Fiscal 2011 and $61,055 for Fiscal 2012. For Mr. Hensley the deferred amounts were $35,875 for Fiscal 2010, $31,850 for Fiscal 2011 and $32,169 for Fiscal 2012.

The Compensation Discussion and Analysis above includes a detailed description of our deferred compensation plans, including the types of compensation permitted to be deferred, limitations on deferral and other material terms.

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POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The table below contains information concerning potential payments on termination or change in control which may be due under the respective employment agreements with our named executive officers based on the assumption that the event triggering such payments had taken place on the last day of Fiscal 2012.

Name (a)	Termination without Cause by Company or for Good Reason by Executive ($) (b)	Termination by Company for Cause ($) (c)	Termination by Executive without Good Reason or as a Result of the Death or Disability of Executive ($) (d)	Expiration at the Election of Company ($) (e)	Termination within 90 Days of a Change in Control(1) ($) (f)
R. Neal Black	1,550,000	—	—	775,000	1,550,000
David E. Ullman	704,475	—	—	704,475	—
Robert B. Hensley	494,900	—	—	494,900	—
Gary M. Merry	465,000	—	—	465,000	—
James W. Thorne	440,000	—	—	440,000	—

(1)

A change in control is not a triggering event for a payment to any of the Executive Vice Presidents under their respective employment agreements. In the event the employment agreement for one of the Executive Vice Presidents is terminated within 90 days of a change in control, the termination payment would be calculated based upon the circumstances described in the notes to columns (b), (c) or (d), as applicable.

Notes to Potential Payments on Termination or Change in Control Table

Termination without Cause by Company or for Good Reason by Executive (Column (b))

Under the terms of the respective employment agreements with our named executive officers, if the employment period is terminated by the Company without “cause” (as defined below) or by the executive for “good reason” (as defined below), the Company will be obligated to make a termination payment, in addition to paying the executive’s base salary through the date of termination. For Mr. Black, the termination payment is an agreed-upon amount payable in one lump sum on the last day of the employment period. For Messrs. Ullman, Hensley, Merry and Thorne the termination payment is based on the named executive officer’s base salary in effect as of the last day of Fiscal 2012 and is payable in equal weekly installments over the term corresponding to the amount due. Mr. Ullman is entitled to 18 months of salary. Messrs. Hensley, Merry and Thorne are each entitled to 12 months of salary. A named executive officer whose employment period is terminated by the Company without cause or by the executive for good reason will also receive any non-equity incentive compensation which may have been earned through the date of termination. The non-equity incentive compensation is payable as and when such compensation would have been paid had the employment period not ended, i.e., promptly following the determination thereof, but in no event later than 90 days following the end of the year for which such compensation is earned. No such non-equity incentive compensation is shown in the table above because no non-equity incentive compensation was earned by our named executive officers for Fiscal 2012.

Without limiting the terms and conditions of the respective employment agreements between our named executive officers and the Company, the term “cause,” as used in the employment agreements, generally means with respect to each named executive officer: (a) the conviction of a felony involving money or other property of the Company or any other felony or offense involving moral turpitude; (b) the willful commission of an act not approved of or ratified on behalf of the Company involving a material conflict of interest or self-dealing relating to any material aspect of the Company’s business or affairs; (c) the willful commission of any act of fraud or misrepresentation related to the business of the Company which would materially and negatively impact upon the Company; or (d) the willful and material failure to comply with the lawful orders of the Company, provided such orders are consistent with the duties, responsibilities and/or authority of his office.

16

Without limiting the terms and conditions of the respective employment agreements between our named executive officers and the Company, the term “good reason,” as used in the employment agreements, generally means any material breach by the Company of any provision of the employment agreement which, if susceptible of being cured, is not cured within thirty (30) days after notice. However, the cure period applicable to any failure timely to pay (or any reduction in) compensation or benefits paid or payable to the named executive officer pursuant to the employment agreement is seven (7) days after delivery of notice thereof to the Company.

Termination by Company for Cause (Column (c))

Under the terms of the respective employment agreements between our named executive officers and the Company, if the employment period is terminated by the Company for cause, the named executive officer will be paid his base salary through the date of termination and any non-equity incentive compensation earned through the date of termination, but is not entitled to any other payments. The non-equity incentive compensation is payable as and when such compensation would have been paid had the employment period not ended, i.e., promptly following the determination thereof, but in no event later than 90 days following the end of the year for which such compensation is earned. No such non-equity incentive compensation is shown in the table above because no non-equity incentive compensation was earned by our named executive officers for Fiscal 2012.

Termination by Executive without Good Reason or as a Result of the Death or Disability of Executive (Column (d))

Under the terms of the respective employment agreements between our named executive officers and the Company, if the employment period is terminated by the named executive officer without good reason or as a result of his death or disability, the named executive officer will be paid his base salary through the date of termination and any non-equity incentive compensation earned through the date of termination, but is not entitled to any other payments. The non-equity incentive compensation is payable as and when such compensation would have been paid had the employment period not ended, i.e., promptly following the determination thereof, but in no event later than 90 days following the end of the year for which such compensation is earned. No such non-equity incentive compensation is shown in the table above because no non-equity incentive compensation was earned by our named executive officers for Fiscal 2012.

Expiration at the Election of Company (Column (e))

Under the terms of the respective employment agreements between our named executive officers and the Company, in the event the Company elects not to renew the employment agreement or to otherwise extend employment on the then current terms for an additional year, the named executive officer will be entitled to severance payments. For Mr. Black, the termination payment is an agreed-upon amount payable in one lump sum on the last day of the employment period. For Messrs. Ullman, Hensley, Merry and Thorne the termination payment is based on the named executive officer’s base salary in effect as of the last day of Fiscal 2012 and is payable in equal weekly installments over the term corresponding to the amount due. Mr. Ullman is entitled to 18 months of salary. Messrs. Hensley, Merry and Thorne are each entitled to 12 months of salary. A named executive officer whose employment agreement is not being renewed by the Company will also receive any non-equity incentive compensation which may have been earned for the year ending on the stated expiration date of the employment period. The non-equity incentive compensation is payable as and when such compensation would have been paid had the employment period not ended, i.e., promptly following the determination thereof, but in no event later than 90 days following the end of the year for which such compensation is earned. No such non-equity incentive compensation is shown in the table above because no non-equity incentive compensation was earned by our named executive officers for Fiscal 2012.

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Termination within 90 Days of a Change in Control (Column (f))

Mr. Black may terminate his employment agreement with the Company at any time within 90 days following a “change in control” (as defined below) of the Company. In the event of such termination, or if the Company terminates the employment agreement for cause within 90 days following a change in control, the Company will make a payment to Mr. Black as set forth in the table above. The termination payment is payable on the last day of the employment period. Upon termination for a change in control, Mr. Black is also entitled to any non-equity incentive compensation which may be payable as and when such compensation would have been paid had the employment period not ended, i.e., promptly following the determination thereof, but in no event later than 90 days following the end of the year for which such compensation is earned. No such non-equity incentive compensation is shown in the table above because no non-equity incentive compensation was earned by Mr. Black for Fiscal 2012. In the event the employment agreement for one of the executive vice presidents is terminated within 90 days of a change in control, the termination payment would be calculated based upon the circumstances described in the notes to columns (b), (c) or (d), as applicable. A change in control does not affect the calculation of these termination payments.

Without limiting the terms and conditions of Mr. Black’s employment agreement with the Company, the term “change of control,” as used in the employment agreement, generally means (a) the acquisition by any “person” (as defined in the Exchange Act) of beneficial ownership of 51% or more of the stock of the Company; (b) the acquisition by any such “person” of beneficial ownership of 30% or more of the stock of the Company and a change in the majority of the Board; or (c) the merger, consolidation or liquidation of the Company or the sale or disposition of all or substantially all of the assets of the Company.

Additional Notes Regarding Potential Post-Employment Payments and Obligations

Non-Equity Incentive Compensation

The employment agreements use the word “bonus” or “cash bonus” to refer to payments which are designated as “non-equity incentive compensation” under SEC regulations and in this Proxy Statement. The employment agreements generally provide that in the event the employment period ends for any reason whatsoever on a day prior to payment of any bonus the named executive officer may have earned for the previous fiscal year, the Company will pay such bonus to the named executive officer as and when such bonus would otherwise have been paid had the employment period not ended. The employment agreements also generally provide that when and if bonuses are generally paid to employees of the Company for the fiscal year in which the termination occurs, the Company will pay to the named executive officer a pro-rated bonus based on the number of days the named executive officer was employed by the Company during such fiscal year. For the purpose of determining eligibility for payment of a pro-rata bonus, it is assumed that all conditions to payment of the bonus which were based upon performance by the named executive officer (e.g., a job performance rating of “Effective” or better) were satisfied.

Non-compete Covenants

Following the termination of an employment agreement, the applicable named executive officer is generally subject to non-compete covenants. The period of time during which such covenants are in effect varies depending upon the circumstances of termination. Generally, the non-competition term is six months. If the named executive officer terminates his employment without good reason, the term is 12 months. If post-termination payments are being made for longer than the otherwise applicable period, the non-compete covenants will be effective while such payments are being made. If the Company terminates Mr. Black’s employment agreement for cause, the non-competition term is six months. If the Company elects not to renew Mr. Black’s employment agreement, the non-competition term is one year. If the Company terminates Mr. Black’s employment agreement without cause or Mr. Black terminates his employment agreement for good reason or within 90 days following a change in control, the non-competition term is two years.

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OTHER MATTERS

TRANSACTIONS WITH RELATED PERSONS

On September 9, 2008, the Company and Mr. Wildrick, Chairman of the Board, entered into a Consulting Agreement (the “Consulting Agreement”) pursuant to which the Company retained Mr. Wildrick to consult on matters of strategic planning and initiatives for a consulting period from February 1, 2009 through January 31, 2012 at a fee of $825,000 per year. Pursuant to that certain First Amendment to Consulting Agreement, dated November 30, 2010, the consulting period was extended through January 26, 2014. Pursuant to that certain Second Amendment to Consulting Agreement, dated April 2, 2013, the consulting period was extended through January 30, 2016. Except for the extensions of the consulting period, neither of the amendments changed any of the terms or conditions of the Consulting Agreement. In accordance with the Company’s policy regarding related party transactions described below, the First Amendment was approved by the independent members of the Board of Directors and the Second Amendment was approved by the Audit Committee.

The Consulting Agreement includes an agreement by Mr. Wildrick not to compete with the Company or to solicit its customers or employees during its term. The Consulting Agreement also provides for the acceleration of payments due thereunder to Mr. Wildrick in connection with certain termination events. If Mr. Wildrick’s services are terminated by the Company without “cause” (as defined below), the Company will be obligated to pay Mr. Wildrick the balance of amounts due under the Consulting Agreement for its remaining term as and when such payments would otherwise be due. If Mr. Wildrick’s services are terminated by the Company with “cause,” the Company will be obligated to pay Mr. Wildrick the unpaid, prorated amount of the consulting fees payable through the date of termination. For purposes of the Consulting Agreement, “cause” means: (a) the conviction of Mr. Wildrick of a felony involving money or other property of the Company or any other felony or offense involving moral turpitude; or (b) the willful commission of any act of fraud or misrepresentation related to the business of the Company which would materially and negatively impact the Company. If within ninety (90) days following a change of control of the Company (defined consistently with Mr. Black’s employment agreement), Mr. Wildrick exercises his right to terminate the Consulting Agreement or the Company terminates the Consulting Agreement based on a default thereunder by Mr. Wildrick, the Company will pay Mr. Wildrick a lump sum equal to the balance of amounts due under the Consulting Agreement for its remaining term.

Policies and Procedures for Review and Approval of Transactions with Related Persons

The Company’s policy regarding related party transactions is set forth in the Audit Committee’s charter and in the Company’s Corporate Governance Standards (both of which are available on our website at www.josbank.com). As used herein and therein, “related party transactions” are transactions that are required to be disclosed pursuant to Item 404(a) of Regulation S-K of the Securities and Exchange Commission. Item 404(a) generally requires disclosure of transactions in which the Company is a participant, the amount involved exceeds $120,000 and in which any related person (such as an executive officer, director, director nominee, or 5% stockholder of the Company or any family member of the foregoing) has a direct or indirect material interest. Except as otherwise set forth below, the Audit Committee shall review each related party transaction to determine whether it is fair and reasonable to the Company. Notwithstanding the foregoing, in lieu of the Committee so doing, the determination of whether a related party transaction is fair and reasonable to the Company may be made by the members of the Board who are independent directors. The Company will enter into or ratify a related party transaction only if the Committee or the independent directors, as the case may be, determines that it is fair and reasonable to the Company. In the event a related party transaction is entered into without prior approval as set forth in the Company’s related party transaction policy and, after review by the Committee or the independent directors, as the case may be, such transaction is not determined to be fair and reasonable to the Company, the Company will make all reasonable efforts to cancel or annul such transaction.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 8, 2013 by (a) each named executive officer; (b) each director; (c) all directors and executive officers as a group; and (d) each person (or group) that beneficially owns more than 5% of our common stock. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 500 Hanover Pike, Hampstead, Maryland 21074.

	Shares Beneficially Owned*
	Number	Percent
R. Neal Black(1)	146,142	0.52%
James H. Ferstl(2)	10,750	**
Andrew A. Giordano(3)	43,210	**
Robert B. Hensley(4)	40,380	0.14%
William E. Herron(5)	21,690	**
Gary M. Merry(6)	18,775	0.07%
Sidney H. Ritman(7)	26,469	**
James W. Thorne(8)	11,922	0.04%
David E. Ullman(9)	53,775	0.19%
Robert N. Wildrick(10)	53,952	**
FMR LLC(11)	4,191,700	14.99%
Royce & Associates, LLC(12)	2,997,137	10.72%
BlackRock, Inc.(13)	2,187,533	7.82%
The Vanguard Group, Inc.(14)	1,665,161	5.95%
TimeSquare Capital Management, LLC(15)	1,545,849	5.53%
All directors and executive officers as a group (10 persons)(16)	427,065	1.52%

* Unless otherwise indicated by footnote, the shares beneficially owned consist exclusively of shares of common stock. If indicated by footnote, the shares beneficially owned consist of shares of common stock and one or both of the following: (a) shares of common stock deliverable by the Company within 60 days of May 8, 2013 as a result of the vesting of restricted stock units granted under the 2010 Equity Compensation Plan; and (b) stock units held under the Company’s 2010 Deferred Compensation Plan. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 27,969,969 shares of our common stock outstanding as of May 8, 2013, plus the number of stock units held for the account of the applicable individual(s) under the Company’s 2010 Deferred Compensation Plan and the number of restricted stock units which will vest in the applicable individual(s) within 60 days of May 8, 2013. To our knowledge and based on reviews of Schedules 13D and Schedules 13G filed with the SEC, except as disclosed in this table, no other stockholder beneficially owned more than 5% of our outstanding shares of common stock as of May 8, 2013.

** Represents less than 1%.

(1)	Mr. Black’s shares consist of 131,667 shares of common stock and 14,475 shares of common stock deliverable by the Company within 60 days of May 8, 2013 as a result of the vesting of Performance RSUs granted to Mr. Black under the 2010 Equity Compensation Plan.
(2)	Mr. Ferstl’s shares consist of 2,500 shares of common stock, 6,000 stock units held for the account of Mr. Ferstl under the Company’s 2010 Deferred Compensation Plan and 2,250 restricted stock units which will vest within 60 days of May 8, 2013.
(3)	Mr. Giordano’s shares consist of 37,210 shares of common stock, 3,750 stock units held for the account of Mr. Giordano under the Company’s 2010 Deferred Compensation Plan and 2,250 restricted stock units which will vest within 60 days of May 8, 2013.
(4)	Mr. Hensley’s shares consist of 36,605 shares of common stock and 3,775 restricted stock units which will vest within 60 days of May 8, 2013.
(5)	Mr. Herron’s shares consist of 13,440 shares of common stock, 6,000 stock units held for the account of Mr. Herron under the Company’s 2010 Deferred Compensation Plan and 2,250 restricted stock units which will vest within 60 days of May 8, 2013. Receipt of the shares of common stock underlying the restricted stock units has been deferred until Mr. Herron’s separation from service as a member of the Board.
(6)	Mr. Merry’s shares consist of 15,000 shares of common stock and 3,775 restricted stock units which will vest within 60 days of May 8, 2013.
(7)	Mr. Ritman’s shares consist of 12,049 shares of common stock, 12,170 stock units held for the account of Mr. Ritman under the Company’s 2010 Deferred Compensation Plan and 2,250 restricted stock units which will vest within 60 days of May 8, 2013. Receipt of the shares of common stock underlying the restricted stock units has been deferred until Mr. Ritman’s separation from service as a member of the Board.
(8)	Mr. Thorne’s shares consist of 8,147 shares of common stock and 3,775 restricted stock units which will vest within 60 days of May 8, 2013.

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(9)	Mr. Ullman’s shares consist of 50,000 shares of common stock and 3,775 restricted stock units which will vest within 60 days of May 8, 2013.
(10)	Mr. Wildrick’s shares consist of 45,702 shares of common stock, 6,000 stock units held for the account of Mr. Wildrick under the Company’s 2010 Deferred Compensation Plan and 2,250 restricted stock units which will vest within 60 days of May 8, 2013. Receipt of the shares of common stock underlying the restricted stock units has been deferred until Mr. Wildrick’s separation from service as a member of the Board.
(11)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 7) filed with the SEC on February14, 2013. According to the aforementioned Schedule 13G, the reporting persons reported sole voting power with respect to 466,009 shares, sole dispositive power with respect to 4,191,700 shares, and no shared voting or dispositive power. The address of reporting persons is 82 Devonshire Street, Boston MA 02109.
(12)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 6) filed with the SEC on January 14, 2013. Royce & Associates, LLC (“Royce”) reported sole voting and dispositive power with respect to 2,997,137 shares and no shared voting or dispositive power. The address of Royce is 745 Fifth Avenue, New York, NY 10151.
(13)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 3) filed with the SEC on February 12, 2013. BlackRock, Inc. (“BlackRock”) reported sole voting power with respect to 2,187,553 shares, sole dispositive power with respect to 2,187,553 shares, and no shared voting or dispositive power. The address of BlackRock is 40 East 52nd Street, New York, NY 10022.
(14)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 11, 2013. The Vanguard Group, Inc. (“Vanguard”) reported sole voting power with respect to 40,185 shares, no shared voting power, sole dispositive power with respect to 1,626,788 shares, and shared dispositive power with respect to 38,373 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.
(15)	The information in the table above and in this footnote is based on a Schedule 13G filed with the SEC on February 11, 2013. TimesSquare Capital Management, LLC (“TimesSquare”) reported sole voting power with respect to 1,305,749 shares, no shared voting power, sole dispositive power with respect to 1,545,849 shares, and no shared dispositive power. The address of TimesSquare is 1177 Avenue of the Americas, 39th Floor, New York, NY 10036.
(16)	Consists of: R. Neal Black, James H. Ferstl, Andrew A. Giordano, Robert B. Hensley, William E. Herron, Gary M. Merry, Sidney H. Ritman, James W. Thorne, David E. Ullman and Robert N. Wildrick.

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